LANDAAS & COMPANY
Milwaukee, Wisconsin

STATEMENT OF FINANCIAL CONDITION
Including Report of Independent Registered Public Accounting Firm
As of December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Landaas & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Landaas & Company (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2006.

Milwaukee, Wisconsin
February 15, 2019

LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

ASSETS

Cash and cash equivalents	$	1,357,471
Deposit with clearing broker/dealer		100,000
Trading securities, at fair value		26,314
Other assets		7,007
Commissions receivable		609,678
Furniture and equipment, net		15,490
Prepaid expenses		124,774
TOTAL ASSETS	$	2,240,734

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	674,748
Accrued compensation and benefits		845,148
Deferred rent payable		40,361
Total Liabilities		1,560,257

STOCKHOLDER'S EQUITY

Capital stock, $1 par value, 56,000 shares authorized, 1,000 shares issued and outstanding		1,000
Retained earnings		679,477
Total Stockholder's Equity		680,477
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,240,734

LANDAAS & COMPANY
Milwaukee, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2018

LANDAAS & COMPANY

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Landaas & Company identified the following provision of 17 C.F.R. § 15c3-3(k) under which Landaas & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Landaas & Company stated that Landaas & Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. Landaas & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Landaas & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 15, 2019



LANDAAS & COMPANY
INVESTMENTS

411 East Wisconsin Avenue, 20th Floor
Milwaukee, WI 53202
(414) 223-1099 • (800) 236-1096
Fax (414) 223-4685
www.landaas.com

Member FINRA and SIPC

February 15, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

MANAGEMENTS' REPORT ON
EXEMPTION FROM RULE 15c3-3 OF
THE SECURITIES EXCHANGE ACT OF 1934

To Whom It May Concern:

Landaas & Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "1934 Act") and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the 1934 Act, as are customarily made and kept by a clearing broker or dealer.

Landaas & Company met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period January 1, 2018 through December 31, 2018 without exception.

Sincerely,

Daniel La Nuez

Daniel La Nuez
Chief Financial Officer